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March 5, 2012

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

Re:           American Funds shareholder reports

AMCAP Fund (811-01435)	Capital World Bond Fund (811-05104)
American Balanced Fund (811-00066)	Capital World Growth and Income Fund, Inc. (811-07338)
American Funds Global Balanced Fund (811-22496)	EuroPacific Growth Fund (811-03734)
The American Funds Income Series (811-04318)	The Growth Fund of America, Inc. (811-00862)
American Funds Fundamental Investors (811-00032)	The Income Fund of America (811-01880)
American Funds Money Market Fund (811-22277)	Intermediate Bond Fund of America (811-05446)
American Funds Mortgage Fund (811-22449)	International Growth and Income Fund (811-22215)
American Funds Short-Term Tax-Exempt Bond Fund (811-05750)	The Investment Company of America (811-00116)
American Funds Tax-Exempt Fund of New York (811-22448)	Limited Term Tax-Exempt Bond Fund of America (811-07888)
The American Funds Tax-Exempt Series I (811-04653)	The New Economy Fund (811-03735)
The American Funds Tax-Exempt Series II (811-04694)	New Perspective Fund, Inc. (811-02333)
American High-Income Municipal Bond Fund (811-08576)	New World Fund, Inc. (811-09105)
American High-Income Trust (811-05364)	Short-Term Bond Fund of America (811-21928)
American Mutual Fund (811-00572)	SMALLCAP World Fund, Inc. (811-05888)
The Bond Fund of America (811-02444)	The Tax-Exempt Bond Fund of America (811-02421)
Capital Income Builder (811-05085)	Washington Mutual Investors Fund (811-00604)

Dear Ms. Churko:

Thank you for your comments on the American Funds’ shareholder reports, which were provided during our conference call with you on February 6, 2012.  For your convenience, the substance of your comments has been restated below.  Our responses are set forth under your restated comments.

Comment:
In the annual shareholder report for American Funds Mortgage Fund, footnote three in the summary investment portfolio section of the report states that certain securities were acquired in a transaction exempt from registration under the Securities Act of 1933.  If any of these securities were obtained pursuant to SEC Rule 144A or are exempt from registration under section 4(2) of the Securities Act of 1933, please identify them as such and disclose whether the fund’s board of trustees deemed the securities liquid.  If the securities were not obtained pursuant to the exemptions noted above, additional disclosures are required pursuant to rule 6-03 of Regulation S-X.

Response:
The securities noted in the report were obtained pursuant to Rule 144A or were exempt from registration under section 4(2) of the Securities Act of 1933.  We will cite the rule references within the funds’ restricted securities footnote going forward. The boards of the American Funds have delegated liquidity determinations to the fund’s investment adviser, Capital Research and Management Company, subject to board oversight.  Capital Research and Management Company has procedures to monitor the liquidity of securities held by the funds and reports the results of its liquidity determinations to the boards on a quarterly basis.  We believe the shareholder reports of the American Funds adequately disclose the funds’ exposure to less liquid securities in accordance with SEC guidance.

Comment:	Have there been any amendments or waivers granted under the codes of ethics that have been filed by the American Funds during the past year on Form N-CSR?

Response:	No changes have been made and no waivers have been granted pursuant to the funds’ codes of ethics in the past year.

Finally, as requested, we acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned should you have any additional comments or questions.

Sincerely,

/s/ Timothy W. McHale

Timothy W. McHale
Counsel
(213) 615-0404